SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB/A

General Form For Registration of Securities of

Small Business Issuers

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

Alarion Financial Services, Inc.

(Name of Small Business Issuer in its charter)

Florida	20-3851373
(State of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

One Northeast First Avenue, Ocala, FL	34470
(Address of principal executive offices)	(Zip Code)

Issuer’s telephone number: (352) 237-4500

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
N/A	N/A

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, $0.01 par value

Warrants to Purchase Common Stock

(Title of class)

PART I

Item 1. Description of Business.

Information contained on pages 1 to 16 of Part 1, Item 1 of Alarion Financial Services, Inc.’s (“AFSI”) Annual Report on Form 10-KS/A, filed with the Securities and Exchange Commission (“SEC”) on May 5, 2006, is incorporated herein by reference.

Item 2. Management’s Discussion and Analysis

Information contained on pages 19 to 41 of Part 1, Item 6 of AFSI’s Annual Report on Form 10-KSB/A, filed with the SEC on May 5, 2006 and pages 11 to 16 of Part I, Item 2 of AFSI’s Quarterly Report on Form 10-QSB, filed with the SEC on May 5, 2006, is incorporated herein by reference.

Item 3. Description of Property.

Information contained on page 16 of Part 1, Item 2 of AFSI’s Annual Report on Form 10-KS/A, filed with the SEC on May 8, 2006, is incorporated herein by reference.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following table contains information regarding the current beneficial ownership of AFSI common stock of each director and non-director executive officer as of May 3, 2006. Collectively, these individuals currently own 13.20% of our common stock. To the best of our knowledge there are no other beneficial owners of more than 5% of our common stock.

Name	Number of Shares(1)	Right to Acquire(2)	Percent of Ownership(3)
Spencer Barrett	5,000	5,000	0.65
Carol R. Bosshardt	33,750	56,492	5.70
David G. Cope	15,000	23,761	2.50
Jankie Dhanpat	800	3,000	0.25
Gloria W. Fletcher	31,000	49,191	5.09
Michael P. Hill	10,000	23,907	2.19
Kenneth B. Kirkpatrick	15,000	24,918	2.57
Jon M. Kurtz	15,900	31,525	3.05
Ignacio L. Leon	5,000	5,000	0.65
Loralee W. Miller	20,000	37,486	3.68
Job E. White	19,902	36,055	3.58
Thomas W. Williams, Jr.	30,000	46,593	4.87

Total (12 people)	201,352	342,928	29.12

(1)	Includes shares for which the named person:
•	Has sole voting and investment power;
•	Has shared voting and investment power; or
•	Holds in an IRA or other retirement plan.
(2)	Warrants issued in the initial stock offering and options that are vested or will vest within 60 days.
(3)	Based on 1,525,850 shares outstanding and only the listed beneficial owner exercising his or her warrants.

Item 5. Directors, Executive Officers, Promoters and Control Persons.

The following sets forth the names of the directors and our non-director executive officer, a brief description of their principal occupations and business experience, and certain other information.

Spencer Barrett, age 54, has been the President of S. Barrett & Sons, Inc., located in

Ocala, Florida, since 1984. This company is an active insurance broker. Mr. Barrett is also President of Penguin Commercial, Inc., which specializes in real estate investment. He holds stock brokers and insurance sales licenses and received a Certified Life Underwriter designation from the American College, Bryn Mawr, Pennsylvania in 1979.

Carol R. Bosshardt, age 59, has been the Chief Executive Officer of Bosshardt Realty Services in Gainesville, Florida since 1987. She is a former director of Millennium Bank in Gainesville, from 1998 to 2004. Ms. Bosshardt earned a Bachelor of Art degree in Social Work from the University of Wisconsin in 1969. She is a long-standing member of the Gainesville community.

David G. Cope, age 50, has been the President of Cope Properties, Inc., in Ocala, Florida, since 1995, specializing in “horizontal” real estate development (acquisition and development) for residential and mixed-use projects. He is also President of LandIQ.com, also in Ocala, a real estate research and business marketing website. Mr. Cope earned his Bachelor of Science degree in Mechanical Engineering from the University of Florida in 1980.

Jankie Dhanpat, age 42, has been the Chief Financial Officer of AFSI and the Bank since April 2006 and joined the Bank in July, 2005. Previously, she was the Accounting Controller of First Federal Savings Bank of Lake County, Leesburg, Florida.

Gloria W. Fletcher, age 57, has been an attorney and partner specializing in criminal defense with the law firm of Gloria W. Fletcher, P.A. in Gainesville, Florida since 1993. Ms. Fletcher graduated with her Juris Doctorate from the University of Florida College of Law in 1985. She has also been the Secretary and Treasurer for Legacy Realty & Property, LLC and Legacy Property Development, both in Gainesville, since 2003. Ms. Fletcher has also been a licensed real estate salesperson in the past.

Michael P. Hill, age 58, for the past 15 years, has been Administrative Director of the Robert Boissoneault Oncology Institute, a five office medical practice located in three counties in Central Florida. Mr. Hill served as a senior officer and Secretary to the Board of Directors at Mid State Federal Savings and Loan (now AmSouth Bank), Ocala, Florida for 14 years, and is a past President of The Economic Development Council, as well as a past President of the Public Education Foundation of Marion County. He graduated from the University of Florida in 1969 with a degree in Business Administration. Mr. Hill is a Vietnam-era veteran and has lived in Florida for over 30 years.

Kenneth B. Kirkpatrick, age 39, has been the President of Heritage Management Corp., an Ocala based property management company since 1997. He is also President of Duval BBQ Management, Inc., which operates ten Sonny’s Bar-B-Q Restaurants in Ocala, Belleview, Jacksonville, Lake City and Inverness, Florida. Additionally, he has served as an Advisory Board Member for Merchants & Southern Bank in Gainesville and Ocala, Florida from 2001 to 2003. Mr. Kirkpatrick earned a Bachelor of Science degree in Mechanical Engineering from the University of Florida, where he graduated with honors in 1991.

Jon M. Kurtz, age 56, is the President and Chief Executive Officer of AFSI and the Bank. He was formerly an Executive Vice President of SunTrust Bank, North Central Florida, Ocala, Florida. Mr. Kurtz worked for SunTrust from 1992 until his resignation to join the Bank in March of 2004. Prior to 1992, he was Chief Credit Officer at California Federal Bank in Ft. Lauderdale, Florida from 1990 to 1992. Previous employment was in senior management positions with Florida National Banks, Guaranty National Bank of Tallahassee and prior to that, also with SunTrust Bank. Mr. Kurtz earned a Bachelor of Science degree from Babson College in 1970 and a Masters in Business Administration from the University of South Florida in 1975.

Ignacio L. Leon, age 53, has been the Manager of Haras Santa Maria de Araras, S.A., a thoroughbred breeding and training facility in Ocala, Florida since 1986. Dr. Leon holds a veterinary medicine degree from Facultad de Ciencias Veterinarias, Universidad de Buenos Aires in Argentina. Mr. Leon has been a director of the Bank and AFSI since 2005.

Loralee W. Miller, age 57, has been a resident of the Gainesville area since 1982. She received a Baccalaureate degree in education from Georgia State University in 1971 and a Masters Degree in Education from the University of Central Florida in 1979. She earned her Masters while serving on the professional staff of the First Baptist Church of Winter Park, Florida, and as Director and Headmaster of its Learning Tree Preschool, also in Winter Park. From April 1998 through February 2004, Ms. Miller was a former organizing director and Board member of Millennium Bank, Gainesville, Florida. During that period, she also served on the Executive Committee, Loan Committee, and as Chairperson of the Marketing Committee. Other experience includes management of family-owned commercial, residential and agricultural real estate businesses, and serving as President of Lake Area Development Company, a privately-held local company. She is a Realtor and independent contractor with Bosshardt Realty Services, Inc., Gainesville, Florida. Her community activities include memberships in the Gainesville Garden Club, Women’s Council of Realtors, and Council for Economic Outreach. She previously served several terms as a member of the Board of Directors of Oak Hall School.

Job E. White, age 50, graduated from the University of Florida and is a lifelong resident of Gainesville, Florida. He is a partner in the firm of Reddish and White, CPA, Starke, Florida, and a partner in Suite USA, Inc., a company that manages Campus Lodge Apartments throughout the United States. He is a past President of the Chamber of Commerce and the Kiwanis Club in Bradford County. Mr. White is also the past President of Economic Growth and Development in Bradford County.

Thomas W. Williams, Jr., age 55, is a real estate developer and builder in the Alachua County, Florida area. Mr. Williams is also real estate broker, licensed in both Florida and Georgia and is also involved in tree farming. Mr. Williams graduated from the University of Georgia in 1972 with a degree in Agriculture.

BOARD OF DIRECTORS MEETINGS

During 2005, the Boards of Directors of AFSI and the Bank (prior to the effective date of the holding company reorganization) held 19 meetings. During 2005, each of our directors attended at least 75% of the meetings of the Boards and any committees on which each director served.

COMMITTEES OF THE BOARD OF DIRECTORS

Since our holding company reorganization in November of 2005, the Bank’s Audit Committee has served as AFSI’s Audit Committee, because AFSI’s operations have been limited to those of the Banks. In 2006, AFSI will form its own Audit Committee, whose members are expected to be the same as the Bank’s Audit Committee.

AFSI does not have standing Nominating or Compensation Committees. The Board of Directors as a whole, excluding Jon M. Kurtz, performs the functions of a Nominating Committee for purposes of the annual selection of nominees for the election of directors. AFSI believes a Nominating Committee is not necessary because the Board as a whole, considers nominees, is very familiar with the community, and is knowledgeable regarding the selection of directors from within its community. In addition, ten of its eleven members are considered “Independent Directors” under Nasdaq standards. The Board does not have a Charter or other written guidelines for its nominating process. While the Board of Directors will consider nominees recommended by shareholders, it has not actively solicited such recommendations, nor has it to date established any director nominee criteria or shareholder nominee procedures. The Board has historically selected nominees based on their activity in the community and their involvement with the Bank. These are the same standards AFSI would apply in evaluating shareholder nominees. Similarly, the Bank’s Board of Directors acts as the Compensation Committee. As AFSI does not compensate any of its officers, all compensation decisions are made at the Bank level.

REPORT OF THE AUDIT COMMITTEE

The Board of Directors believes that the members of the Audit Committee are all “Independent Directors” under Rule 4200(a)(15) of the National Association of Securities Dealers’ listing standards, in that they have no relationships that would impair their abilities to objectively and impartially execute their duties.

The functions of the Audit Committee are focused on three areas:

•	The adequacy of AFSI’s internal controls and financial reporting process and the reliability of AFSI’s financial statements;

•	The performance of AFSI’s internal auditors and the independence and perfor-mance of AFSI’s independent auditors; and

•	AFSI’s compliance with legal and regulatory requirements.

The Audit Committee has met periodically with management to consider the adequacy of AFSI’s internal controls and the objectivity of its financial reporting. These matters were discussed with AFSI’s independent auditors. The Audit Committee also met with the independent auditors without management present. The independent auditors have unrestricted access to the members of the Audit Committee. In addition, the Audit Committee also recommends to the Board the appointment of the independent auditors and periodically reviews their performance, fees, and independence from management.

The Audit Committee has determined that Job E. White has the requisite financial expertise to qualify as an “audit committee financial expert” as defined by Securities and Exchange Commission Rules. The Board also believes that all of our current Audit Committee members have a level of financial literacy and familiarity with banking operations sufficient to provide strong financial guidance to the Committee and AFSI, with the assistance of our independent auditors.

Management has primary responsibility for AFSI’s financial statements and the overall reporting process, including the system of internal controls. The independent auditors audit the annual financial statements prepared by management, express an opinion as to whether those financial statements fairly present the financial position, results of operations and cash flows of AFSI in conformity with accounting principles generally accepted in the United States of America, and discuss with the Committee any issues that they believe should be raised and addressed. The Audit Committee monitors these processes, relying without independent verification, on the information provided to the Audit Committee and on the representations made by management and the independent auditors.

This year, the Audit Committee reviewed AFSI’s audited financial statements as of, and for, the fiscal year ended December 31, 2005, and met with both management and AFSI’s independent auditors to discuss those financial statements. Management has represented to the Committee that the financial statements were prepared in accordance with accounting principles generally accepted in the United States of America.

The Audit Committee received from, and discussed with, AFSI’s independent auditors, Hacker, Johnson & Smith, P.A., the written disclosure and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). These items relate to the independent auditor’s independence from AFSI. The Committee also discussed with Hacker, Johnson & Smith, P.A., any matters required to be discussed by the Statement on Auditing Standards No. 61 (Communication with Audit Committees).

Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors that AFSI’s audited financial statements be included in AFSI’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005. The Audit Committee met once, and all members attended that meeting.

Respectfully submitted,

Job E. White, Chairman – Gloria W. Fletcher – Thomas W. Williams, Jr.

Item 6. Executive Compensation.

Our executive compensation program is designed to:

•	attract and retain qualified management;

•	meet short-term financial goals; and

•	enhance long-term shareholder value.

We strive to pay each executive officer the base salary that would be paid on the open market for a fully qualified officer of that position. Our Board of Directors determines the level of base salary and any incentive bonus for the Chief Executive Officer and other officers of the Bank based upon competitive norms, derived from surveys published by several independent banking institutes and private companies specializing in analysis of financial institutions. Such surveys provide information regarding compensation of financial institution officers and employees based on the size and geographic location of the financial institution and serve as a benchmark for determining executive salaries. Actual salary changes and discretionary bonus awards are based upon our Board of Directors’ evaluation of the Bank’s performance, the officer’s responsibilities and individual performance standards. AFSI currently pays no salaries and has no intention to do so in 2006.

Board Committee Interlocks and Insider Participation in Compensation Decisions

Our Chief Executive Officer and President Jon M. Kurtz, who is also the Chief Executive Officer and President of the Bank, serves as a member of both Boards of Directors. Mr. Kurtz participated in the Board’s deliberations regarding executive compensation, but did not participate in any deliberations regarding his own compensation. Mr. Kurtz’s current annual salary is $130,000.

Summary Compensation Table

The Summary Compensation Table below shows compensation information regarding our Chief Executive Officer and President, Jon Kurtz. No other executive officer received compensation at a level required to be reported herein by Securities and Exchange Commission regulations.

	Summary Compensation Table
	Annual Compensation				Long-Term Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation(1)	Securities Underlying Options
Jon M. Kurtz President and Chief Executive Officer of AFSI and the Bank	2005	$129,615	$24,400	$39,430	31,250

(1)	Includes a company-purchased automobile provided as part of Mr. Kurtz’s compensation package.

2005 STOCK PLAN SUMMARY

Grants

The 2005 Stock Plan provides for grants of options to purchase common stock, restricted shares of common stock (which may be subject to both grant and forfeiture conditions) (“Restricted Stock”) and Restricted Stock Units which are contractual rights to receive shares of Restricted Stock at a future date or upon the occurrence of a future event, and grants of stock appreciation rights (entitling the grantee to receive the difference in value between the underlying common stock on the date of exercise and the value of such stock on the date of grant) (“SARs”), which may be either freestanding or granted in tandem with an option. Options to purchase common stock may be either incentive stock options (“ISOs”), which are intended to satisfy the requirements of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), or non-qualified stock options which are not intended to satisfy the requirements of Section 422 of the Code (“NQOs”).

Securities to be Offered

Initially, 225,000 shares of common stock were reserved for use under the 2005 Stock Plan, representing 15% of AFSI’s outstanding stock. When new shares of common stock are issued, an additional 15% of such shares will also be reserved, up to a maximum of 450,000 shares. Therefore, as options are exercised or new stock is issued, additional shares can be reserved. At no time will the number of shares reserved exceed 15% of our outstanding stock. Any shares subject to an option that remain unissued after the cancellation, expiration or exchange of an option and any shares of Restricted Stock which are forfeited will again become available for use under the 2005 Stock Plan. Any shares which are surrendered for cash or common stock, or a combination thereof, and any shares of common stock used to satisfy a withholding obligation shall not again become available for use under the 2005 Stock Plan. At March 31, 2006, 228,502 shares were reserved under the 2005 Stock Plan, with stock options to purchase 224,150 shares granted.

Administration of Plan

The 2005 Stock Plan is administered by the Compensation Committee of the Board, which has the sole authority to grant options, SARs and Restricted Stock. The Compensation Committee must consist of at least two directors, each of whom is a disinterested person under

Rule 16b-3 under the Securities Exchange Act of 1934 and each of whom shall be or be treated as an “outside director” for purposes of Section 162(m) of the Code. The Board has authorized the Compensation Committee to interpret the 2005 Stock Plan and to determine the employees and directors to receive grants, the number of shares to be granted, the terms of option grants and restrictions on shares, the provisions of the respective option, Restricted Stock and SAR agreements (which need not be identical) and to take such other action in the administration and operation of the 2005 Stock Plan as the Compensation Committee deems equitable under the circumstances. The Board of Directors, however, has reserved to itself the right to amend or terminate the 2005 Stock Plan. However, no amendment may be effected without approval of the shareholders to the extent such approval is required under applicable law, Code Section 422, Rule 16b-3 or any applicable stock exchange rule. Furthermore, in no case can stock options be repriced either by cancellation and regrant or by lowering the exercise price of a previously granted award.

Eligibility

The Compensation Committee selects employees and directors to participate in the 2005 Stock Plan. An employee means any employee of the Bank or AFSI whose performance is, in the judgment of the Compensation Committee, directly or indirectly, material to the success of the Bank or AFSI and who is not a 10% shareholder. Employees are eligible for the grant of ISOs, NQOs, Restricted Stock and SARs. Directors are eligible for the grant of NQOs, SARs and Restricted Stock.

Terms of Options

The 2005 Stock Plan authorizes the grant of ISOs or NQOs, both of which are exercisable for shares of common stock. All option grants to non-employee directors must be NQOs. Options may be granted for any reason the Compensation Committee deems appropriate under the circumstances. The price at which an option may be exercised for a share of common stock may not be less than the fair market value of a share of common stock on the date the option is granted. The “fair market value” means the closing price per share as reported in a financial periodical on the date the option is granted, or if no such closing price is available on such day, the closing price for the immediately preceding business day, or if no such prices are reported, a price determined by the Compensation Committee acting in good faith; provided, however, the fair market value can never be less than the book value of a share.

The period during which a stock option may be exercised shall be determined by the Compensation Committee at the time of option grant and may not extend more than 10 years from the date of grant. An option or portion thereof that is not exercised before expiration of the applicable option period shall terminate. An option agreement may provide for the exercise of an option within 90 days after the employment of an employee or the status of an individual as a director has terminated for any reason, except that the period may be extended to one year in the case of death or disability. The 2005 Stock Plan shall expire, and no further grants shall be made, 10 years after its approval by the shareholders.

The aggregate fair market value of ISOs granted to an employee under the 2005 Stock Plan which first becomes exercisable in any calendar year may not exceed $100,000.

Stock Appreciation Rights

Under the 2005 Stock Plan, stock appreciation rights may be granted as part of a stock option (a “Related Option”) with respect to all or a portion of the shares of common stock subject to the Related Option (a “Tandem SAR”) or may be granted separately (a “Freestanding SAR”). Tandem SARs and Freestanding SARs are collectively referred to as “SARs.” The share value of a Freestanding SAR shall be set forth in the related SAR agreement, and may not be less than the fair market value of a share of common stock on the date of grant of the SAR. The share value of a Tandem SAR shall be determined by the exercise price of the Related Option, which also may not be less than the fair market value of a share of common stock on the date of grant. The grant of SARs may be subject to such other terms as the Compensation Committee deems appropriate.

When a Freestanding SAR is exercised, the employee receives a payment determined by calculating the difference between the share value at grant as set forth in the SAR agreement and the fair market value of a share of common stock on the date of exercise. On the exercise of a Tandem SAR for a number of shares, the Related Option is deemed to be surrendered to the extent of the same number of shares and the payment is based on the increase in fair market value of common stock on the exercise date over the value stated in the option agreement. Payment may be made in cash or stock, or a combination of cash and stock. The form and timing of payments shall be determined by the Compensation Committee.

Restricted Stock

Shares of Restricted Stock may be granted to employees and directors and may be subject to one or more contractual restrictions as established by the Compensation Committee at the time of grant and as set forth in the related Restricted Stock agreement. The agreement will set forth the conditions, if any, which will need to be satisfied before the grant will be effective and the conditions, if any, under which the employee’s or director’s interest in the Restricted Stock will be forfeited. As soon as practicable after a grant has become effective, the shares will be registered to or for the benefit of the employee or director. The Restricted Stock agreement will state whether the employee or director has the right to receive any cash dividends paid with respect to the shares of Restricted Stock. If the employee or director has no right to receive cash dividends, the agreement may give the employee or director the right to receive a cash payment in the future in lieu of the dividend payments, provided certain conditions are met. Dividends declared on the shares of Restricted Stock after grant, but before the shares are forfeited or become nonforfeitable, are treated as part of the grant of the related Restricted Stock. An employee or director has the right to vote the shares of Restricted Stock after grant until they are forfeited.

Shares of Restricted Stock may vest in installments or in total upon satisfaction of the stipulated conditions. If the restrictions are not satisfied, the shares are forfeited and again become available under the 2005 Stock Plan. To enforce the restrictions, all shares of Restricted

Stock will be held by AFSI until the restrictions are satisfied. The exercise or surrender of any option granted under the 2005 Stock Plan and the acceptance of a Restricted Stock grant shall constitute an employee’s or director’s full and complete consent to whatever actions the Compensation Committee deems necessary to satisfy the federal and state tax withholding requirements, if any, which the Compensation Committee in its discretion deems applicable to such exercise or surrender of such Restricted Stock. The Compensation Committee also can provide that an employee or director may elect to satisfy federal and state tax withholding requirements through a reduction in the number of shares of Bank common stock actually transferred to the employee or director under the 2005 Stock Plan. Any such election and any such reduction shall satisfy the conditions to the exemption under Rule 16b-3. Grants of Restricted Stock will be effective for periods as determined by the Compensation Committee, provided no Restricted Stock may be granted after the earlier of the tenth anniversary of the 2005 Stock Plan being approved by the shareholders or the date on which all shares of common stock reserved under the 2005 Stock Plan have been issued or are unavailable for use under the 2005 Stock Plan, in which event the 2005 Stock Plan also shall terminate on such date.

In the case of Restricted Stock grants, which vest only on the satisfaction of performance objectives, the Compensation Committee shall determine the performance objectives to be used in connection with Restricted Stock awards and shall determine the extent to which such objectives have been met. Performance objectives may vary from participant to participant and between groups of participants and shall be based upon such performance factors and criteria as the Compensation Committee in its sole discretion shall select among one or more of the following: stock price, earnings per share, return on equity, return on capital, net income, return on assets or total return to shareholders.

The following table discloses the number of shares covered by stock options granted in 2005 to the officer listed in the above summary compensation table.

STOCK OPTION GRANTS IN 2005

The following table discloses information concerning stock options granted in 2005 to the officer listed in the above Summary Compensation Table:

Name	Number of Securities Underlying Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date
Jon M. Kurtz	31,250	31.13%	$10.00	12/14/15

AGGREGATED FISCAL YEAR-END OPTION VALUES

The following table discloses the aggregate value of the unexercised options held by the officer listed in the above Summary Compensation Table:

	Number of Shares Underlying Unexercised Options at December 31, 2005		Value of Unexercised In-the Money Options at December 31, 2005
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Jon M. Kurtz	15,625	15,625	$0	$0

Benefits

AFSI currently does not provide medical or related benefits to its officers or directors at the holding company level. Officers of the Bank, however, are provided hospitalization, major medical, long-term disability insurance, dental insurance, and term life insurance under group plans with generally the same terms as are offered to all full-time employees.

Item 7. Certain Relationships and Related Transactions.

ASFI does not make loans to our directors, officers or employees. The Bank, however, does promote lending relationships with our directors, officers and employees. Loans made to directors, executive officers and principal shareholders, defined as individuals owning 10% or more of AFSI’s common stock (collectively, “Affiliates”) are governed under the provisions of Section 22(h) of the Federal Reserve Act, which requires that any loans made to Affiliates, or to any related interest of an Affiliate, must: (i) be on substantially the same terms, including interest rates and collateral as those prevailing at the time for comparable transactions with non-affiliated parties; and (ii) not involve more than the normal risk of repayment or present other unfavorable features. There is, however, an exception for loans made to employees who are Affiliates that are made pursuant to a benefit or compensation package that is widely available to all Bank employees and does not give a preference to Affiliates. There is also an aggregate limit of $25,000, or 5% of the amount of the Bank’s unimpaired capital and unimpaired surplus on all loans to an individual Affiliate, unless the amount has been approved by the Board of Directors and the Affiliate has abstained from participating in the voting.

There is a further exception regarding loans to executive officers of the Bank. Executive officers are those people who participate, or who have authority to participate, in major policy making functions of the Bank, regardless of their title. The Bank may lend any otherwise permissible sum of money to an executive officer for: (i) financing the education of the officer’s children; (ii) a Board of Director’s approved first mortgage on the officer’s residence; or (iii) a loan secured by certain low-risk collateral. The Bank may also lend up to the higher of $25,000 or 2.5% of the Bank’s unimpaired capital and unimpaired surplus (but never more than $100,000) to an executive officer for any other purpose.

As of December 31, 2005, the Bank had an aggregate total of $7,194,000 outstanding in loans and other extensions of credit to Affiliates. All of the outstanding loans to directors and executive officers are performing pursuant to their terms. As of December 31, 2005, the Bank had the following outstanding loans to AFSI’s and the Bank’s directors and executive officers:

Name	Maturity Date of Loan	Largest Amount Outstanding in 2005	Amount Outstanding At December 31, 2005	Loan Type	Interest Rate
Barret, Spencer Director	Demand	$100,000.00	$93,153.05	CD Secured LOC	7.250%
Bosshardt, Carol Director	Demand	$997,625.00	$969,925.00	Unsecured LOC	7.250%
Bosshardt, Carol Director	Demand	$1,250.00	$—	Unsecured LOC	7.250%
Bosshardt, Carol Director	6/20/2006	$—	$—	Unsecured	6.250%
Cope, David Director	Demand	$997,443.50	$997,443.50	Residential Lots	7.250%
Czuryla, Walter Bank EVP	Demand	$4,409.83	$4,407.08	Unsecured ODP	7.250%
Fletcher, Gloria Director	4/7/2015	$249,000.00	$249,000.00	Comm Office Bldg	5.850%
Fletcher, Gloria Director	7/13/2015	$716,016.36	$716,016.36	Commercial R/E	6.290%
Hill, Michael Director	Demand	$2,119.29	$3.04	Unsecured ODP	7.250%
Kirkpatrick, Kenneth Director	9/6/2016	$1,499,096.44	$1,499,096.44	Commercial R/E	6.385%
Kirkpatrick, Kenneth Director	7/19/2009	$15,950.00	$14,460.98	Vehicle	6.150%
Kurtz, Jon President and CEO	Demand	$17.50	$—	Unsecured ODP	7.250%
Page, Robert Bank EVP	Demand	$2,728.23	$2,728.23	Unsecured ODP	7.250%
White, Job E. Director	10/21/2020	$357,857.81	$357,857.81	HELOC	7.250%
White, Job E. Director	Demand	$997,625.00	$969,925.00	Unsecured LOC	7.250%
White, Job E. Director	9/30/2007	$350,000.00	$350,000.00	Commercial R/E	7.250%
White, Job E. Director	6/20/2006	$—	$—	Unsecured	6.250%
Williams, Tommy Director	Demand	$997,625.00	$969,925.00	Unsecured LOC	7.250%
Williams, Tommy Director	6/20/2006	$—	$—	Unsecured	6.250%

The Bank may continue to make such loans to insiders, depending on the borrower’s credit worthiness loan demand from other borrowers, the Bank’s capital position a its legal lending limits.

Item 8. Description of Securities.

Our Articles of Incorporation authorize 4,000,000 shares of common stock, par value $0.01 per share, of which, 1,525,850 shares are issued and outstanding as of May 3, 2006; and 1,000,000 shares of undesignated preferred shares, of which no shares are currently outstanding. Each share of common stock has the same relative rights and is identical in all respects with every other share of common stock.

The holders of common stock are entitled to elect the members of our Board of Directors and such holders are entitled to vote as a class on all matters required or permitted to be submitted to the shareholders. Holders of common stock are not entitled to cumulative voting rights. Without cumulative voting rights, holders of more than 50% of the shares voting for the election of directors can elect all of the directors, if they choose to do so.

The holders of common stock are entitled to dividends and other distributions if, as, and when declared by our Board of Directors out of assets legally available for that purpose. Holders of AFSI common stock will not be subject to further calls or assessments and upon liquidation will be entitled to share ratably in the assets of AFSI.

We have also issued 1,500,000 warrants to purchase our common stock, of which 1,474,150 were outstanding on May 3, 2006. Each warrant entitles the holder thereof to purchase one share of common stock at $10.00 per share during the three-year period following Alarion Bank opening for business. Therefore, the warrants expire on February 27, 2008. The Board may extend the term of the warrants for up to six months and may call them upon a regulatory capital call, or upon 30 days notice after Alarion Bank has been open for one year. The warrants are only transferable under the following circumstances:

•	to a parent, sibling, spouse, child or grandchild of the holder;

•	to a pension or profit sharing plan of which the holder or holder’s spouse is a beneficiary;

•	to a business entity or trust owned or controlled by the holder or holder’s spouse; or

•	by court order.

There were 1,474,150 shares reserved for issuance upon the exercise of outstanding warrants on May 3, 2006. On March 31, 2006 224,150 shares reserved for issuance upon the exercise of outstanding stock options, and additional 4,352 shares remaining available for grant. The following table contains information concerning our outstanding stock options:

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	224,150	$10.00	4,352
Equity compensation plans approved by security holders	0	$0	N/A
Total	224,150	$10.00	4,352

PART II

Item 1. Market Price of and Dividends on the Registrant’s Common Equity and Other Shareholder Matters.

Information contained on pages 18 to 19 of Part 2, Item 5 of AFSI’s Annual Report on Form 10-KSB/A, filed with the SEC on May 6, 2006, is incorporated herein by reference.

Item 2. Legal Proceedings.

Information contained on page 17 of Part 2, Item 1 of AFSI’s Quarterly Report on Form 10-QSB, filed with the SEC on May 5, 2006, is incorporated herein by reference.

Item 3. Changes in and Disagreements with Accountants.

Information contained on page 42 of Part 2, Item 8 of AFSI’s Annual Report on Form 10-KSB/A, filed with the SEC on May 5, 2006, is incorporated herein by reference.

Item 4. Recent Sales of Unregistered Securities.

From September through November 2004, Alarion Bank sold 1,500,000 units of its securities. Each unit contained one share of common stock and one warrant to purchase one share of common stock. The units were sold to the public at a price of $10.00 per unit (or $15,000,000 in total consideration) pursuant to an exemption from registration under section 3(a)(2) of the Securities Act of 1933, as amended. All such securities were converted into similar AFSI securities pursuant to an Agreement and Plan of Share Exchange on November 16, 2005 and an exemption from registration under Section 3(a)(12) of the Securities Act of 1933, as amended.

Item 5. Indemnification of Directors and Officers.

As provided under Florida law, AFSI’s Directors shall not be personally liable to AFSI or its shareholders for monetary damages for breach of the duty of care or any other duty owed to it/them as a director, unless the breach of or failure to perform those duties constitutes:

•	a violation of criminal law, unless the director had reasonable cause to believe his conduct was lawful, or had no reasonable cause to believe his conduct was unlawful;

•	a transaction from which the director received an improper personal benefit;

•	an unlawful corporate distribution;

•	an act or omission which involves a conscious disregard for the best interests of the corporation or which involves willful misconduct;

•	an act of recklessness; or

•	an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property.

PART F/S

Information contained in Exhibit 13.01 to AFSI’s Annual Report on Form 10-KSB/A, filed with the SEC on May 5, 2006 and in Item 1, Part I of AFSI’s Quarterly Report of Form 10-QSB, filed with the SEC on May 5, 2006 is incorporated herein by reference.

PART III

Item 1. Index to Exhibits.

Exhibits marked with an (a) were filed in AFSI’s Annual Report on Form 10-KSB, filed with the Securities and Exchange Commission on March 15, 2006 and are incorporated herein by reference.

Exhibit No.	Description of Exhibit
3.01 (a)	Articles of Incorporation

3.02 (a)	Bylaws

4.01 (a)	Specimen Common Stock Certificate

4.02 (a)	2004 Warrant Plan and Specimen Warrant Plan

10.01 (a)	Employment Agreement with Jon M. Kurtz

10.02 (a)	Lease for Main Office

21.01 (a)	Schedule of Subsidiaries

23.01	Consent of Hacker, Johnson & Smith, P.A.

99.01	Form 10-KSB/A for the year ended December 31, 2005

99.02	Form 10-QSB for the quarter ended March 31, 2006

Item 2. Description of Exhibits.

Not applicable.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 9, 2006

ALARION FINANCIAL SERVICES, INC.

By:	/s/ Jon M. Kurtz
Jon M. Kurtz President and Chief Executive Officer